Exhibit 99.1

News Release

Hydro One Limited announces search for a new Chief Financial Officer as Chris Lopez intends to step down on June 30, 2024

TORONTO, January 2, 2024 - Today Hydro One Limited (Hydro One) announced that Chris Lopez intends to step down as Executive Vice President and Chief Financial and Regulatory Officer, to pursue other opportunities as of June 30, 2024. The company will now embark on an internal and external search for his replacement.

“On behalf of Hydro One, I want to thank Chris for his contributions to the company,” said David Lebeter, President and CEO, Hydro One. “Since joining the company in 2016, Chris has built a strong team and has overseen significant improvements in equity and bond investor confidence, share price performance and productivity savings to deliver greater value for our customers.”

“While it was a difficult decision to step down from this incredible company, I am proud of what we have accomplished over the past seven years,” said Chris Lopez, Executive Vice President and Chief Financial and Regulatory Officer, Hydro One. “Hydro One is a financially strong, stable and productive company that is well positioned to build the grid of the future. I am especially proud that we were the first utility in Canada to publish a sustainable financing framework to align our funding goals with our sustainability strategy.”

Chris Lopez will remain in his position as Executive Vice President and Chief Financial and Regulatory Officer while the search for his replacement is underway.

About Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.